                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of [November], 2002


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F [X]               No     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes [_]                     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.



           The registrant files with the Korea Securities Exchange the notice dated November 11, 2002. Attached is English language version of the notice.

       Status of Company's Treasury Stock Trust

       1.  About the Company
           1)   Name: Mirae Corporation
           2) Address: 9-2 Cha-am dong, Chon-an City, Choong-nam, Republic of Korea

       2.  Summary of Treasury Stock Trust
           1)   The Contract date of Treasury Stock Trust: August 9, 2002
           2)   The Institute of Treasury Stock Trust:
       .      Name of Institute: Korea Exchange Bank
       .      Institute Number: 00158909

       3.  Repurchasing of Company stock by Treasury Stock Trust
           N/A

       4. Status of Treasury Stock Trust (As of November 8, 2002) (Unit: Korean won, share, %)

------------------------------------------------------------------------------------------------------------
Category   Status of Company stock         Status of Treasury Stock             Total (A + B)
                       (A)                          Trust(B)
           -------------------------------------------------------------------------------------------------
           Quantity   Ratio   Amount     Quantity    Ratio    Amount      Quantity   Ratio      Amount
------------------------------------------------------------------------------------------------------------
Common    1,505,180   1.20  4,306,115,612                   5,000,000,000   1,505,180    1.20  9,306,115,612
Share
------------------------------------------------------------------------------------------------------------
Total     1,505,180   1.20  4,306,115,612                   5,000,000,000   1,505,180    1.20  9,306,115,612
------------------------------------------------------------------------------------------------------------

       5.  Status of Major Shareholders                   (Unit: share)

       ------------------------------------------------------------------------------------------------
         Shareholder                             Changes of Shareholding
                              -------------------------------------------------------------------------
                              Class of Share         Number of Shares                 Reasons of Change
       ------------------------------------------------------------------------------------------------
       Moon Sul Chung          Common Share                18,604,414                        N/A
       ------------------------------------------------------------------------------------------------
       Bun Soon Yang                 "                      1,453,392                         "
       ------------------------------------------------------------------------------------------------
       Eun Kyeong Chung              "                        229,847                         "
       ------------------------------------------------------------------------------------------------
       Eun Hee Chung                 "                        114,803                         "
       ------------------------------------------------------------------------------------------------
       Jin Man Chung                 "                        114,803                         "
       ------------------------------------------------------------------------------------------------
       Ki Won Chung                  "                        115,203                         "
       ------------------------------------------------------------------------------------------------
       Dae Hoon Chang                "                         29,850                         "
       ------------------------------------------------------------------------------------------------
       Soon Do Kwon                  "                         22,000                         "
       ------------------------------------------------------------------------------------------------
       Total                   Common share                20,684,312                         "
       ------------------------------------------------------------------------------------------------

       6.  Other Information for Investor Protections
       N/A

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2002








By /s/ MiRi Chung
   --------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

                                       3